Argentex Mining Corporation
Management Discussion and Analysis
For the Year Ended January 31, 2014

As of May 21, 2014

ii

Introduction

The following management’s discussion and analysis (“MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for our fiscal years ended January 31, 2014 and January 31, 2013 available on SEDAR at www.sedar.com. These consolidated financial statements are stated in United States dollars and are prepared in accordance with United States generally accepted accounting principles, and all references to currency in this MD&A are in United States dollars unless otherwise stated. Unless otherwise stated, conversion of Canadian dollars to United States dollars has been calculated at an exchange rate of C$1 equals US$0.90. Furthermore, additional information related to our company is available on SEDAR at www.sedar.com.

In this MD&A, unless otherwise specified, all references to “common shares” refer to shares of our common stock and the terms “we”, “us”, “our”, the “Company” and “our company” mean Argentex Mining Corporation, a British Columbia corporation, and our wholly owned subsidiary, SCRN Properties Ltd., a British Columbia corporation, unless the context clearly requires otherwise.

Certain measures in this MD&A do not have any standardized meaning as prescribed by US GAAP and are therefore considered non-GAAP measures. Where we have used non-GAAP measures or terms we have provided definitions.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements are projections of events, revenues, income, future economic performance or management’s plans and objectives for future operations. In some cases, forward-looking statements can be identified by the use of terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continues” or the negative of these terms or other comparable terminology. Examples of forward-looking statements made in this MD&A include statements about:

  our exploration programs and results,

  the economic potential of our mineral exploration properties;

  the costs and timing of our exploration and development activities;

  our future investments in and acquisitions of mineral resource properties;

  our estimation of mineral resources and the realization of mineral resource estimates;

  our need for, and our ability to raise, capital;

  our financial and operating objectives and strategies to achieve them; and

  our expenditures and other financial or operating performance.

The material assumptions supporting these forward-looking statements include, among other things:

  the cost and timing of our projected exploration activities;

  our ability to obtain any necessary financing on acceptable terms;

  timing and amount of capital expenditures;

  our ability to obtain necessary drilling and related equipment in a timely and cost-effective manner;

  retention of skilled personnel;

  the timely receipt of required regulatory approvals;

  continuation of current tax and regulatory regimes;

  current exchange rates and interest rates; and

  general economic and financial market conditions.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. These forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors, including:

  general economic and business conditions;

  our negative operating cash flow;

  our ability to obtain additional financing;

  fluctuations in worldwide prices and demand for minerals;

  fluctuations in the level of our exploration and development activities;

  increases in capital and operating costs;

  risks associated with mineral resource exploration and development activities;

  uncertainties inherent in the estimation of mineral resources and mineral reserves;

  competition for resource properties and infrastructure in the mineral exploration industry;

  technological changes and developments in the mineral exploration and mining industry;

  regulatory uncertainties and potential environmental liabilities;

  political developments in Argentina; and

  the risks in the section of this MD&A entitled “Risk Factors”,

any of which may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Further, although we have attempted to identify factors that could cause actual results, levels of activity, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause results, levels of activity, performance or achievements not to be as anticipated, estimated or intended.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect management’s current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by applicable law, including the securities laws of Canada and the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results. All forward-looking statements in this MD&A are qualified by this cautionary statement.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This document, and certain reports referred to in this document and filed on our company’s website and the SEDAR site maintained by the Canadian Securities Regulators, have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of securities laws in effect in the United States. Without limiting the foregoing, this document and the reports referred to herein use the terms “indicated” and “inferred” resources. Investors are advised that, while such terms are recognized and at times required by Canadian securities laws, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. Under current United States standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve determination is made. The Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) defines a mineral reserve as the economically mineable part of a measured or indicated mineral resource as demonstrated by at least a preliminary feasibility study that includes adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The terms measured resource, indicated resource and related terms are also defined by CIM. As we have not done a preliminary feasibility study, we have not determined whether any of our properties contains a mineral reserve. Before we can evaluate whether any mineral reserve exists on any of our properties, we will be required to spend substantial funds on further drilling and engineering studies. There is a risk that none of our properties contains a mineral reserve.

Investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralisation and resources contained in this document, or in the reports incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this document or the reports referred to herein have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and resource information contained herein or in the reports referred to herein may not be comparable to similar information disclosed by U.S. companies.

Overview

We are a junior exploration stage company that has not yet generated or realized any revenues from business operations. We currently hold interests in mineral properties located in the Santa Cruz and Rio Negro provinces of Argentina and in the Province of British Columbia, Canada. All of the surface rights and the mineral exploration licenses with respect to our Argentinean claims are registered in the name of our subsidiary, SCRN Properties Ltd., while all of the mineral tenures with respect to our British Columbia claims are registered in the name of our company. One of the properties located in the Santa Cruz province of Argentina consists of surface rights and a group of claims that we refer to as the Pingüino property and we have concentrated the majority of our exploration efforts on this property.

We have focused our efforts primarily on our Pingüino property. We began exploration activities at Pingüino in late 2004. Between 2004 and 2009, we completed five phases of exploration, which included 269 diamond drill holes (“DDH”) (30,037 metres), 311 trenches, geological mapping, geochemical sampling and geophysical surveys. From 2010 to 2013, we completed four additional exploration programs (Phase VI through IX), which included 153 DDH (16,842 metres), 313 reverse circulation drill holes (“RC”) (22,614 metres) and 42,993 metres of trenching, all of which improved the geological interpretation of the vein structures. More recently, our phase VI – IX exploration programs have focused on defining and expanding resources in the oxide and transition zones of known vein systems, and testing identified vein structures having the potential to build resources.

To date we have received three technical reports for our Pingüino property. The most recent and current report is titled “Technical Report on the Pingüino Project, Santa Cruz Province, Argentina”, prepared by Mine Development Associates with an effective date of January 31, 2013. This technical report included results from Phases 1 through VIII of our exploration program. All three of these technical reports were prepared pursuant to and complied with the requirements of NI 43-101 and all three were filed on SEDAR. The most recent report, prepared by Mine Development Associates, is also available on our company’s website.

Our company, which has historically focused primarily on exploration in Argentina, is now planning to expand its exploration focus to include precious metal projects in other Latin American countries. Our current strategy is to:

  Upgrade our 2013 Technical report on our Pinguino project with oxide resources delineated in our October 2013 drill program;
  Evaluate the strategic opportunities presented by a business combination with Austral Gold;
  Evaluate new opportunities for other mineral prospects in Latin America, focusing on Chile and Northern Argentina.

Our common stock is traded on the TSX Venture Exchange (symbol ATX) and on the OTCQB (symbol AGXMF).

Investment by Austral Gold Limited and Austral Gold S.A:

Austral Gold Limited is an Australian public company with a growing precious metals mining operations and exploration business in South America (primarily in Argentina and Chile).

On July 2, 2013, we completed a private placement offering with Austral Gold Limited and its Argentinean subsidiary, Austral Gold S.A. wherein we sold 8,632,000 units (the “Units”) to Austral Gold Limited and 242,824 Units and one convertible debenture in the principal amount of $2.3 million to Austral Gold S.A. for aggregate gross proceeds of $4,733,147 (CDN$4,975,484). The convertible debenture has been converted into 8,389,176 Units at a conversion price of $0.274163 (CDN$0.2882), which is equal to the Unit price in the offering. Each Unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. All of these securities are subject to restrictions on transfer imposed by Canadian and US securities laws and to a contractual resale restriction imposed pursuant to the terms of an Investment Agreement signed at the closing.

The investment in our company by Austral Gold Limited and Austral Gold S.A. was strategic and on July 2, 2013, we also entered into an Investment Agreement with Austral Gold Limited that establishes a basic framework for what we anticipate will be a continuing business relationship. This Investment Agreement entitles Austral Gold to nominate one member to our Board, as well as an Assistant Secretary and one member to our Technical Advisory Board and it provides that Austral Gold and its affiliates will have limited anti-dilution rights. The agreement also provides that Austral Gold (and its affiliates) will not initiate or support any effort to gain control of our company and that it (and its affiliates) will refrain from acquiring any more than 19.9% of our issued and outstanding shares unless otherwise agreed to by the Company. Both parties have also agreed to continue to explore the potential for a business combination. The Investment Agreement remains in effect until such time as Austral Gold (together with its affiliates) own less than ten percent (10%) of our issued and outstanding shares (calculated on a partially diluted basis to include common shares that may be issued upon conversion of the convertible debenture). Austral has also agreed, on its own behalf and on behalf of Austral Gold S.A. that neither of them would transfer any of the securities purchased by it for one year after the closing, except for transfers to affiliates.

The subscription proceeds from the sale of the Units to Austral Gold were converted into $2,366,574 and paid to us in US dollars. The subscription proceeds from the sale of Units and the convertible debenture to Austral Gold S.A. were converted into 12,767,666 Argentine pesos and paid to SCRN Properties Ltd., our wholly-owned subsidiary, at our local branch in Argentina. Immediately following the Closing, we made a loan of 12,408,500 pesos (equivalent to $2.3 million) to an Argentine credit union. This loan was repaid in pesos in nine monthly installments, with the amount of each installment linked to the US dollar in an effort to protect the company from devaluation of the Argentine peso. This loan has been repaid in full.

Pursuant to the Investment Agreement, Austral Gold nominated Wayne Hubert to our Board. As there were no vacancies, Jenna Hardy resigned from the Board and Wayne Hubert was appointed to fill the vacancy created by her resignation. Mr. Hubert, a resident of the State of Utah, in the United States, is also a director of Austral Gold. In addition, Austral Gold nominated, and our Board appointed, Stabro Kasaneva to our Technical Advisory Board. Mr. Kasaneva is also the Chief Operating Officer and a Director of Austral Gold. Ms. Hardy’s resignation and both appointments were effective July 2, 2013.

As of the date of this MD&A, Austral Gold S.A. has converted the entire $2.3 million convertible debenture at a conversion price of US$0.274163 (CDN$0.2882) per Unit and, accordingly, we have issued 8,389,176 conversion Units (consisting of 8,389,176 common shares and 4,194,588 warrants). Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until October 2, 2018. Austral Gold and its affiliates currently own 19.9% of our issued and outstanding common shares (on an undiluted basis).

Activities on Mineral Projects

Pingüino

Our 100%-owned 10,000 hectare Pingüino property is located within the prolific Deseado Massif, which hosts four operating precious metal mines; it is at the advanced stage with more than 66,489 metres of drilling (in over 677 holes) completed to date. Pingüino is approximately 35 kilometres to the northwest from Anglogold Ashanti’s Cerro Vanguardia silver-gold mine, which is the largest mine in Argentina’s Santa Cruz province.

Mineralisation at Pingüino is spatially associated with a series of near vertical veins, localized by structures, often a metre or more wide and hundreds of metres to some kilometres long. Two different mineralisation types were recognized in the deposit: polymetallic sulphide rich and quartz rich silver-gold veins and breccias. The dominant mineralisation trend is NW, with a minor ENE (east-north-east) component. They are comprised of veins and veinlets, vein stockworks and hydrothermal breccias that carry native gold, silver, electrum, argentite, Ag sulphosalts, sphalerite, galena and chalcopyrite. Metalliferous minerals are less than 10% in volume in quartz veins, and up to 90% or more in sulphide veins. Multiple veins have returned drill results with consistent high grade silver and gold values in near surface oxide mineralisation, indicating the possibility of shallow high grade precious metal zones.

As discussed above in the Overview, Mine Development Associates prepared a new Technical Report dated January 31, 2013 that included selected exploration results from Phases I through VIII of our exploration program. This Technical Report is reproduced on our website at www.argentexmining.com.

On February 21, 2013, we released preliminary metallurgical testing results provided by G&T Metallurgical Services of Kamloops, British Columbia, which tested the metallurgy on our Pingüino project using samples from RC drilling, DDH and trenches. These results were disclosed in a news release dated February 21, 2013, which is available on our website at www.argentexmining.com. Highlights included:

  Preliminary heap leach column test work on oxide samples indicated silver recoveries up to 81% and gold recoveries up to 69% with leaching times of up to 45 days. Silver and gold were still leaching when the tests were terminated, suggesting the potential for recoveries to increase with longer leaching periods.
  Bottle roll test work on oxide samples indicated recoveries up to 95% for silver and up to 94% for gold.
  Flotation of Marta Este and Marta Centro sulphide vein materials resulted in good deportment of the lead and zinc to the respective concentrates at potentially saleable grades.

We designed Phase IX of our exploration program at Pingüino to focus on adding medium to high grade oxide material to our silver-gold mineral resources which, if established to be economic, could lend itself to an open pit heap leach operation requiring lower capital costs for development and potentially lower processing costs. We began phase IX in August of 2013. The program consisted of a 58-hole, 3,003 metre RC drill program that was completed in October 2013, as well as 6,453 metres of trenching in 122 trenches. We completed the cleaning, mapping and sampling and received all assays from these trenches in March 2014.

Highlights from the drill and trench results included the following:

  Karina vein - 4 metres averaging 132.9 g/t Ag and 2.53 g/t Au
  Ivonne Norte vein - 3 metres averaging 712.7 g/t Ag and 8.24 g/t Au
  Savary vein - 6 metres averaging 702.4 g/t Ag and 0.60 g/t Au
  CSS vein - 1.5 metres averaging 6,771.3 g/t Ag and 4.81 g/t Au

Karina was discovered in 2012, and was previously identified through ground magnetics and soil surveys. The Karina vein has a known strike length of about 1,000 meters in three different segments (Karina I to III), and is crosscut and displaced by the northwest-oriented veins, Marta Noroeste and Savary. The higher grades located near intersections with adjacent or crosscutting veins suggests a potential for high grade shoots to continue to depth. Arrayed from west to east, those veins are Marta Este, Savary and CSV Norte. We expect to add the Karina vein to our resource model based on the continuity and grade along the vein.

We obtained high grade gold intercepts in the Ivonne Norte Vein, which continue on from those discovered in the Savary Vein last year. The high grade intersections in the oxide zone at Ivonne Norte may represent the upper portions of high grade shoots, which would open up the potential for additional high grade resources to be identified in deeper drilling. The mineralisation at Ivonne Norte (IVN) is interpreted to represent the earliest higher temperature phase mineralising event at Pingüino. It is typically more Au-rich than the subsequent phases of mineralisation. Based on the consistent grade and continuity, we expect that this vein will also be added to our updated resource model.

New drilling of the Karly, CSS and CSN veins followed up their initial discovery in 2012. They represent a more east-west trending vein splay set, which remains open at depth and to the east, although drilling to date has not encountered continuous high grades. The one very high grade trench intersection (CSS 10-13) indicates that this area, despite being more complex, is prospective and will require additional work to better define the controls on mineralisation. The drilling at Marta Noroeste (MNW) discovered a potential higher grade shoot in its southern extent (hole PR283-13), which included an intersection of 3 meters @ 486 g/t Ag and 1.30 g/t Au from 44 meters. This hole was in follow up to mineralisation encountered in trench MNW08-10 and in drill hole PR250-12. This potential high grade shoot remains open at depth and could have the same west-north-west plunge as the main shoot.

The shallow drilling on the Tranquillo vein has significantly expanded the high grade zone of silver mineralisation in its northern area. The vein is covered by relatively thin post-Jurassic sediments that blanket that area of the project (see our website for a longitudinal view). Oxide mineralisation remains open along strike to the north, and at depth in sulphide mineralization, to the south.

The moderate amount of drilling on the Luna vein excluded it from the 2012 resource model as higher priority veins, based on a tonnage and grade expectation, received greater attention in previous drill programs. This round of drilling has changed our perspective, with hole PR309-13 indicating possible high grade material in the northern area of the vein. The Luna vein mineralisation has mineralogical and geochemical characteristics that are very similar to those of the Tranquilo vein, and it too shows potential for high-grade oxide mineralisation along strike and at depth for sulphide mineralisation. We expect to include it in the resource update based on the discovery of higher grade material.

Drilling results from Savary indicate consistent low to medium grade gold and silver along the length of the vein. Its higher ratio of gold to silver suggests that mineralisation is associated with the earlier higher temperature mineralisation seen at Pingüino (including the Ivonne and Ivonne Norte veins). Mineralisation appears to be strongly controlled in grade terms by the presence of cross-cutting structures. Hole PR294-13, which intersected 3 meters @ 2.21 g/t Au and 110.7 g/t Ag, is located near the intersection with the ENE-WSW Kasia vein. Although the level of oxidization encountered at Savary is quite shallow, there remains considerable potential for high grade shoots associated with cross cutting structures, as seen in PR224 12, which intersected 5 meters @ 18.66 g/t Au and 355.2 g/t Ag (see our news release of Oct. 11 2012) and is located near the intersection with the ENE-WSW striking Karina vein. The Savary vein is not included in the current resource model. It has a strike length of over 3km and the grade appears to be strongly related to cross cutting structures. It has a higher gold content compared to silver, indicating an association with the earliest higher temperature mineralizing event at Pingüino.

Drilling at Tranquilo Sur has confirmed the presence of wide zones of lower grade veinlet hosted silver mineralisation around a narrower (2 to 3 meters) brecciated vein grading up to 134.7 g/t Ag. This is consistent with gossanous outcrop exhibiting multiple structural events including some that post-date mineralisation.

The trenching program was undertaken principally to establish in what areas near-surface mineralisation can be outlined in the block model resource assessment at Pingüino. In addition to providing better continuation to the high grade zone at Tranquilo, the trenches have extended and confirmed the presence of good medium-grade gold mineralisation at surface in the more easterly veins at Savary and the CSS-CSV group, which we believe is a very encouraging outcome. The trenching plays an important role in characterising remnant mineralisation in the oxidized zone at Pingüino. The low silver grade in the trenches is generally not correlated to grade at depth. This is typical for leached material. However, higher grade mineralisation in the trenches is strongly correlated to the presence of supergene enriched, high grade silver zones.

In addition, we completed regional ground magnetics at Plata León.

Complete results from the fifty-eight RC holes we drilled are as follows:

Vein	Drill Hole	Start	End	Length (m)	Ag (g/t)	Au (g/t)	Ag eq. (g/t)	Ag eq*m	Pb (%)	Zn (%)	In (g/t)
Karina	PR243-13	41.00	76.00	35.00	55.5	0.48	79	2778	0.84	0.24	0.9
	including	45.00	49.00	4.00	132.9	2.53	259		3.19	0.97	5.8
	including	70.00	74.00	4.00	151.5	0.41	172		0.89	0.16	0.1
	PR255-13	40.00	82.00	42.00	44.0	0.39	64	2668	0.56	0.21	2.0
	including	46.00	50.00	4.00	206.8	1.39	276		2.36	1.01	7.8
	including	60.00	64.00	4.00	49.1	1.47	123		0.79	0.18	2.0
	PR258-13	49.00	51.00	2.00	63.1	0.77	102	204	0.46	0.02	0.2
	PR259-13	18.00	32.00	14.00	36.9	0.52	63	882	0.15	0.05	0.5
	including	21.00	24.00	3.00	128.7	0.82	170		0.25	0.03	1.5
	including	30.00	32.00	2.00	4.8	1.20	65		0.07	0.03	0.1
	PR260-13	23.00	54.00	31.00	54.4	0.27	68	2108	0.63	0.13	4.6
	including	32.00	42.00	10.00	103.6	0.47	127		1.17	0.17	10.5
	and including	35.00	36.00	1.00	519.0	2.25	631		5.74	0.04	31.9
	PR261-13	4.00	8.00	4.00	22.9	1.20	83	332	0.06	0.06	0.2
	PR261-13	45.00	56.00	11.00	42.3	0.65	75	825	0.19	0.26	0.5
	including	45.00	47.00	2.00	140.0	2.41	261		0.44	0.45	1.4
	PR262-13	15.00	23.00	8.00	160.4	0.17	169	1353	0.67	0.29	1.7
	including	16.00	18.00	2.00	581.5	0.60	611		1.96	0.31	5.6
	PR263-13	7.00	15.00	8.00	111.5	0.27	125	1001	0.14	0.04	0.0
	including	7.00	9.00	2.00	278.0	0.87	321		0.29	0.05	0.0

CSN	PR264-13	29.00	31.00	2.00	106.2	0.16	114	232	0.11	0.10	0.1
	PR265-13	15.00	17.00	2.00	121.4	0.19	131	265	0.19	0.05	0.1
	including	32.00	34.00	2.00	83.8	0.23	95	196	0.24	0.24	1.1
	PR266-13	10.00	11.00	1.00	78.5	0.25	91	93	0.46	0.12	0.8
	PR269-13	0.00	2.00	2.00	39.0	0.33	56	118	0.10	0.06	0.9
	including	6.00	8.00	2.00	54.2	0.17	63	129	0.26	0.05	0.1
	PR270-13	1.00	2.00	1.00	44.6	0.12	51	51	0.02	0.02	0.0

Karly	PR267-13	2.00	5.00	3.00	254.6	0.15	262	791	0.28	0.10	0.6
	PR268-13	14.00	16.00	2.00	63.6	0.19	73	150	0.61	0.06	1.3

CSS	PR271-13	55.00	57.00	2.00	21.3	0.33	38	76	0.17	2.01	1.6
	PR272-13	8.00	25.00	17.00	39.4	0.25	52	884	0.03	0.03	0.1
	including	8.00	11.00	3.00	193.8	0.25	206		0.06	0.04	0.5
	PR274-13	4.00	18.00	14.00	44.3	0.79	84	1171	0.26	0.05	1.6
	including	4.00	6.00	2.00	142.3	1.06	196		0.14	0.03	0.1
	including	12.00	16.00	4.00	11.2	1.98	110		0.28	0.06	2.3
	PR273-13	18.00	19.00	1.00	3.9	0.11	10	10	0.01	0.01	0.1
	PR275-13	15.00	16.00	1.00	51.4	0.34	69	69	0.90	0.08	0.9
	PR276-13	13.00	16.00	3.00	48.4	0.09	53	159	0.16	0.08	3.4
	PR276-13	74.00	78.00	4.00	76.7	0.13	83	333	0.54	1.95	1.6

Vein	Drill Hole	Start	End	Length (m)	Ag (g/t)	Au (g/t)	Ag eq. (g/t)	Ag eq*m	Pb (%)	Zn (%)	In (g/t)
Marta Noreste	PR278-13	7.00	16.00	9.00	48.3	0.09	53	477	0.06	0.01	0.0
	including	9.00	11.00	2.00	129.0	0.35	147		0.10	0.01	0.0
	PR279-13	60.00	61.00	1.00	0.9	0.09	5	5	0.01	0.01	0.0
	PR281-13	15.00	18.00	3.00	67.8	0.01	68	205	0.29	0.05	0.0
	including	15.00	16.00	1.00	129.0	0.01	129		0.37	0.06	0.0
	PR282-13	89.00	91.00	2.00	45.9	0.10	51	102	0.37	0.06	0.2
	PR283-13	44.00	47.00	3.00	486.0	1.30	551	1652	0.16	0.03	0.1
	PR284-13	47.00	48.00	1.00	21.6	0.11	27	27	0.04	0.04	0.0
	PR280-13	13.00	14.00	1.00	0.9	1.23	62	62	0.01	0.01	0.0

Ivonne Norte	PR288-13	17.00	19.00	2.00	15.5	0.97	64	128	0.12	0.09	8.1
		36.00	40.00	4.00	20.8	0.51	46	185	0.06	0.58	17.1
	PR289-13	19.00	21.00	2.00	7.8	0.25	20	40	0.13	0.03	19.8
	PR290-13	14.00	42.00	28.00	92.6	1.62	173	4856	0.91	0.05	16.5
	including	25.00	34.00	9.00	258.0	3.79	447		2.46	0.04	17.3
	and including	28.00	31.00	3.00	712.7	8.24	1124		6.90	0.03	24.7
	PR291-13	25.00	34.00	9.00	9.8	0.81	50	453	0.08	0.06	24.3
	PR292-13	20.00	31.00	11.00	22.6	4.50	248	2723	0.57	0.07	17.6
	including	25.00	28.00	3.00	64.6	14.07	768		1.52	0.14	34.1
	PR293-13	27.00	29.00	2.00	5.0	0.64	37	74	0.03	0.01	12.2

Savary	PR277-13	21.00	23.00	2.00	28.1	0.54	55	110	0.15	0.09	1.2
	PR294-13	11.00	30.00	19.00	42.4	0.51	68	1286	0.31	0.06	15.2
	including	24.00	27.00	3.00	110.7	2.21	221		1.02	0.08	25.2
	PR295-13	23.00	26.00	3.00	16.0	0.81	57	170	1.04	0.04	3.8
	PR296-13	16.00	34.00	18.00	32.2	0.33	49	879	0.19	0.06	2.6
	including	23.00	28.00	5.00	43.3	0.68	77		0.24	0.10	3.3
	PR297-13	11.00	13.00	2.00	57.3	0.03	59	118	0.18	0.15	1.6
	PR298-13	14.00	22.00	8.00	31.4	0.48	55	444	1.47	0.26	6.6
	PR313-13	14.00	21.00	7.00	28.7	0.31	44	310	0.60	0.05	30.7
	including	18.00	20.00	2.00	58.0	0.93	105		0.97	0.06	26.8

Tranquilo	PR299-13	8.00	13.00	5.00	66.8	0.05	69	346	0.21	0.09	0.1
	PR300-13	29.00	32.00	3.00	43.3	0.08	47	141	0.09	0.12	0.2
	PR301-13	10.00	31.00	21.00	134.5	0.03	136	2861	0.54	0.16	0.0
	including	18.00	24.00	6.00	382.2	0.09	387		1.24	0.37	0.1
	PR302-13	0.00	38.00	38.00	94.7	0.01	95	3626	0.11	0.01	0.0
	including	22.00	31.00	9.00	317.2	0.04	319		0.27	0.01	0.0
	PR303-13	17.00	36.00	19.00	302.0	0.28	316	6004	0.35	0.02	0.1
	including	19.00	25.00	6.00	702.4	0.60	732		0.78	0.04	0.1
	PR304-13	23.00	62.00	39.00	88.8	0.08	93	3614	0.07	0.03	0.0
	including	25.00	30.00	5.00	444.0	0.47	467		0.14	0.02	0.0
	PR305-13	9.00	40.00	31.00	95.9	0.07	99	3076	0.06	0.02	0.0
	including	31.00	36.00	5.00	331.6	0.30	346		0.19	0.07	0.1
	PR306-13	15.00	31.00	16.00	62.2	0.06	65	1045	0.10	0.04	0.0
	including	22.00	26.00	4.00	196.8	0.16	205		0.18	0.04	0.0

Luna	PR309-13	16.00	70.00	54.00	52.3	0.05	55	2966	0.06	0.03	0.0
	including	52.00	57.00	5.00	200.0	0.07	203		0.30	0.06	0.0
	PR312-13	10.00	12.00	2.00	32.9	0.17	42	83	0.01	0.01	0.0

Vein	Drill Hole	Start	End	Length (m)	Ag (g/t)	Au (g/t)	Ag eq. (g/t)	Ag eq*m	Pb (%)	Zn (%)	In (g/t)
Tranquilo Sur	PR308-13	14.00	33.00	19.00	43.1	0.01	43	825	0.08	0.08	0.0
	including	24.00	26.00	2.00	116.4	0.02	117		0.22	0.13	0.0
	PR307-13	13.00	30.00	17.00	48.7	0.01	49	837	0.08	0.09	0.0
	including	19.00	22.00	3.00	134.7	0.01	135		0.04	0.23	0.0

Nudo-ME	PR310-13	22.00	26.00	4.00	34.9	0.74	72	287	0.45	0.01	10.1
Nudo-MW	PR311-13	17.00	30.00	13.00	46.3	0.35	64	829	1.14	0.03	14.8
	including	23.00	26.00	3.00	119.6	0.86	163		3.33	0.03	18.2
Nudo-MC	PR285-13	28.00	38.00	10.00	61.8	0.36	80	799	1.31	0.05	2.1
	including	36.00	38.00	2.00	229.1	0.46	252		4.24	0.04	8.4
	PR286-13	55.00	60.00	5.00	37.5	0.27	51	255	0.54	1.51	9.2
	PR287-13	23.00	25.00	2.00	53.6	0.62	85	169	0.42	0.05	9.7

* Ag Eq is Silver Equivalent of gold plus silver and based upon a price ratio of 50:1 gold to silver. True widths are estimated to be 85 to 90% of the drilled intersection length.

Assay results from our trenching program are as follows:

Vein	Trench	Start (m)	End (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	In (g/t)
Isla Ivonne	ISL-25-12	52.1	52.7	0.6	0.19	12.1	<0.01	0.00	0.01	0.0
	IVO-01-11	8.1	10.1	2.0	0.18	2.8	<0.01	0.02	0.03	3.8
	IVO-02-11	18.9	20.9	2.0	0.05	3.1	<0.01	0.05	0.07	2.0
	IVO-03-11	31.9	33.9	2.0	0.60	2.8	<0.01	0.07	0.03	10.9
	IVO-04-11	19.1	21.1	2.0	0.10	0.8	<0.01	0.07	0.01	1.4
	IVO-05-11	41.4	43.4	2.0	0.14	5.8	0.11	0.08	0.20	8.1
	IVO-06-11	17.1	19.1	2.0	0.67	7.5	0.03	0.07	0.07	6.8
	IVO-07-11	26.8	28.8	2.0	0.02	1.5	0.02	0.14	0.03	1.4
	IVO-08-11	13.2	15.2	2.0	0.05	14.0	0.01	0.04	0.10	21.9
	IVO-09-11	30.9	32.9	2.0	0.01	5.1	0.02	0.15	0.35	8.1
	IVO-10-11	112.4	114.4	2.0	0.83	3.1	0.01	0.06	0.12	8.7
Ivonne Norte	IVN-01-11	11.2	15.2	4.0	0.32	5.0	0.01	0.04	0.08	10.2
	IVN-03-11	39.7	41.7	2.0	3.01	1.8	<0.01	0.04	0.03	2.7
	IVN-07-11	68.2	70.2	2.0	0.70	1.1	<0.01	0.04	0.03	10.5
	IVN-09-11	50.5	52.5	2.0	0.03	1.3	0.04	0.24	0.04	6.8
	IVN-12-11	85.9	87.9	2.0	0.02	2.1	0.02	0.02	0.02	0.3
	IVN-00-13	41.9	43.4	1.5	0.98	5.9	0.02	0.08	0.13	12.3
	IVN-02-13	30.4	34.9	4.5	0.93	3.8	0.01	0.06	0.04	4.0
	IVN-19-13	26.5	28.5	2.0	0.27	12.4	0.03	0.14	0.17	25.4
Ivonne Este	IVNE-00-13	11.0	12.5	1.5	0.01	17.8	0.03	0.05	0.26	0.1
	IVNE-00-13	15.1	17.1	2.0	0.04	0.1	<0.01	0.00	0.04	0.2

Vein	Trench	Start (m)	End (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	In (g/t)
Karina	KAR-01-13	1.5	23.8	22.3	0.23	40.3	0.01	0.75	0.02	0.9
	including	6.2	7.1	0.9	1.42	409.0	0.08	9.63	0.05	13.1
	KAR-02-13	5.7	35.5	29.8	0.18	41.7	0.02	0.47	0.02	2.5
	including	7.7	9.2	1.5	1.15	201.3	0.03	1.17	0.04	7.5
	including	15.0	15.5	0.5	0.27	837.0	0.17	3.04	0.17	15.3
	including	34.4	35.5	1.1	1.14	139.0	<0.01	0.29	0.02	5.8
	KAR-04-13	21.5	23.2	1.7	0.60	27.2	0.04	1.40	0.08	2.5
	KAR-04-13	42.0	44.1	2.1	0.20	107.4	<0.01	0.10	0.02	4.4
	KAR-05-13	36.6	37.7	1.1	1.04	103.0	<0.01	1.36	0.01	13.1
	KAR-07-13	22.5	23.5	1.0	0.00	58.4	0.01	2.35	0.04	0.0
	KAR-09-13	24.2	28.8	4.6	0.40	63.1	0.03	0.13	0.04	8.6
	including	25.2	26.8	1.6	0.84	136.5	0.05	0.18	0.05	15.2
	KAR-10-13	26.4	27.4	1.0	0.45	31.8	0.02	0.69	0.04	8.8
	KAR-13-13	3.3	4.3	1.0	0.02	12.5	<0.01	0.01	0.02	0.0
	KAR-15-13	0.0	9.5	9.5	0.37	53.6	0.02	0.23	0.07	2.6
	including	0.0	3.5	3.5	0.76	125.3	0.04	0.47	0.13	5.0
	KAR-15-13	28.4	33.4	5.0	0.01	165.3	<0.01	0.09	0.02	0.1
	KAR-16-13	3.0	10.3	7.3	0.50	22.9	0.03	0.14	0.07	0.5
	KAR-17-13	5.5	16.1	10.6	0.08	71.0	0.01	0.18	0.06	0.2
	including	9.5	11.1	1.6	0.17	324.9	0.03	0.35	0.13	0.7
	KAR-20-13	27.2	29.2	2.0	0.02	0.8	<0.01	0.00	0.07	0.0
	KAR-22-13	23.7	25.0	1.3	0.19	250.5	<0.01	0.24	0.05	0.2
CSN	CSN-03-13	25.5	26.5	1.0	0.02	12.8	<0.01	0.09	0.06	0.2
	CSN-05-13	31.0	32.0	1.0	0.35	13.0	<0.01	0.08	0.07	0.1
	CSN-11-13	28.0	30.0	2.0	0.03	1.4	<0.01	0.01	0.01	0.0
	CSN-13-13	45.0	45.3	0.3	0.17	35.4	0.02	0.19	0.08	2.3
	CSN-14-13	35.3	42.0	6.7	0.34	48.2	<0.01	0.19	0.06	1.4
Karly	KRY-05-13	20.4	26.7	6.3	0.16	75.0	0.02	0.20	0.06	0.6
	including	22.4	23.4	1.0	0.22	163.0	0.03	0.30	0.05	0.9
	KRY-07-13	7.9	8.4	0.5	1.28	299.0	0.03	0.23	0.17	1.7
CSS	CSS-12-13	43.5	44.3	0.8	0.40	9.3	<0.01	0.72	0.02	5.7
	CSS-10-13	33.3	42.0	8.7	0.84	1179.7	0.27	0.08	0.19	3.1
	including	34.3	35.8	1.5	4.81	6771.3	1.56	0.34	0.97	12.7
	CSS-08-13	11.0	12.0	1.0	0.04	1.2	<0.01	0.01	0.00	0.0
	CSS-06-13	10.9	12.9	2.0	0.01	20.7	<0.01	0.02	0.01	0.0
Savary	SAV-38-13	19.0	21.0	2.0	0.57	26.7	0.02	0.25	0.03	0.3
	SAV-36-13	35.9	47.9	12.0	0.22	48.0	0.02	0.28	0.19	5.1
	including	44.0	46.6	2.6	0.62	159.0	0.02	0.22	0.12	5.7
	SAV-34-13	26.5	35.3	8.8	1.15	59.5	0.02	1.26	0.07	11.1
	including	27.0	28.0	1.0	3.75	294.0	0.05	6.24	0.07	28.0
	SAV-34-13	42.6	46.0	3.4	1.54	14.5	<0.01	0.04	0.04	0.5
	including	44.6	46.0	1.4	3.56	27.1	<0.01	0.04	0.03	0.5
	SAV-32-13	3.2	10.4	7.2	0.79	48.9	0.03	0.68	0.08	21.7
	including	5.2	7.4	2.2	2.40	128.8	0.06	1.63	0.16	55.6
	SAV-30-13	26.2	28.6	2.4	1.16	23.0	0.03	0.21	0.06	3.8
	SAV-18-13	23.1	24.1	1.0	0.46	4.6	0.01	0.23	0.09	9.4
	SAV-16-13	24.3	27.0	2.7	0.95	8.3	0.08	0.63	0.14	21.3
	SAV-14-13	33.0	33.8	0.8	0.18	4.9	0.02	0.34	0.14	55.2
	SAV-12-13	28.5	29.5	1.0	0.12	6.2	<0.01	0.90	0.08	19.2

Vein	Trench	Start (m)	End (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	In (g/t)
Savary	SAV-10-13	22.0	23.0	1.0	0.01	5.5	<0.01	0.24	0.07	3.6
	SAV-08-13	11.8	12.3	0.5	0.02	3.0	0.03	0.65	0.55	14.8
	SAV-06-13	12.5	19.0	6.5	0.68	11.1	<0.01	0.62	0.07	0.7
	SAV-04-13	17.1	18.5	1.4	0.44	4.6	<0.01	1.18	0.44	1.9
	SAV-02-13	21.0	23.5	2.5	0.32	25.0	0.01	0.40	0.13	2.0
	SAV-01-13	34.7	36.1	1.4	0.45	16.6	0.01	1.68	0.07	11.8
	SAV-00-13	27.7	28.5	0.8	0.05	11.7	0.07	0.38	0.08	10.0
Silvia	SIL-09-13	4.6	5.0	0.4	0.24	3.2	0.01	0.15	0.02	0.6
	SIL-13-13	42.2	43.2	1.0	0.00	3.8	<0.01	0.17	0.00	0.0
	SIL-15-13	35.7	36.2	0.5	0.02	2.8	<0.01	0.25	0.03	1.8
	SIL-17-13	52.1	52.9	0.8	0.26	52.3	<0.01	1.53	0.02	0.0
	SIL-19-13	32.2	36.9	4.7	0.13	42.8	0.02	0.23	0.03	0.3
	SIL-21-13	31.0	34.0	3.0	0.12	137.7	0.02	0.71	0.02	0.3
	SIL-25-13	32.2	33.1	0.9	0.06	29.9	0.05	1.44	0.05	13.5
	SIL-27-13	41.9	44.9	3.0	0.01	32.0	0.07	1.18	0.14	0.6
Marta Sur	MS-08-13	21.4	23.3	1.9	0.03	39.8	0.02	0.72	0.24	0.7
	MS-10-13	36.4	38.4	2.0	0.02	21.2	<0.01	0.21	0.05	0.4
	MS-13-13	26.7	27.6	0.9	0.00	6.3	<0.01	0.01	0.00	0.0
	MS-15-13	24.7	25.5	0.8	0.08	24.9	<0.01	0.06	0.03	0.2
	MS-17-13	24.6	25.7	1.1	0.01	24.7	<0.01	0.16	0.09	0.3
	MS-19-13	33.4	34.1	0.7	0.00	32.6	<0.01	0.64	0.02	0.4
Marta Centro 1	MC1-00s-13	23.8	24.3	0.5	0.09	10.0	<0.01	0.40	0.09	2.1
	MC1-00-13 I	24.6	29.7	5.1	0.77	32.1	<0.01	0.58	0.06	6.6
	MC1-00-13 II	46.0	49.6	3.6	0.80	23.6	<0.01	0.85	0.04	5.6
	MC1-02-13	41.8	48.9	7.1	0.45	62.1	<0.01	0.53	0.07	2.3
	MC1-03-13	55.5	57.5	2.0	0.39	11.3	<0.01	0.17	0.09	6.0
	MC1-06-13	49.3	50.6	1.3	0.26	27.7	<0.01	1.96	0.07	17.9
	MC1-07-13	34.2	34.7	0.5	0.17	16.4	<0.01	1.45	0.06	16.6
Florencia	FLO-00-13	12.3	12.9	0.6	0.03	4.1	<0.01	0.10	0.06	4.8
	FLO-01-13	40.1	41.1	1.0	0.71	23.9	0.01	1.56	0.11	66.5
	FLO-05-13	21.7	23.7	2.0	0.01	3.7	<0.01	0.15	0.03	1.3
	FLO-06-13	28.4	29.1	0.8	0.40	43.7	0.02	1.85	0.07	31.9
	FLO-09-13	30.5	31.3	0.8	0.10	15.0	<0.01	0.45	0.13	5.8
	FLO-10-13	21.1	22.1	1.0	0.07	30.8	<0.01	0.41	0.07	2.5
	FLO-12-13	39.1	39.8	0.7	0.08	14.0	<0.01	0.44	0.07	0.4
Kimberly	KIM-34-13	12.5	13.5	1.0	0.00	8.2	<0.01	0.42	0.02	0.1
	KIM-36-13	27.1	27.9	0.8	0.00	14.9	<0.01	0.41	0.09	0.6
Marta Este	ME-00-13	30.0	31.0	1.0	0.11	20.6	<0.01	2.41	0.19	41.7
Marta Oeste	MW-00-13	10.5	12.5	2.0	0.10	4.6	<0.01	0.23	0.13	1.5
	MW-04-13	27.2	32.1	4.9	0.41	31.2	<0.01	1.49	0.09	13.7
	MW-06-13	27.5	29.2	1.7	0.32	57.6	0.01	0.43	0.16	3.4
	MW-08-13 I	16.8	19.7	2.9	0.14	41.8	<0.01	0.22	0.03	3.8
	MW-08-13 II	48.5	49.1	0.6	0.46	23.6	<0.01	0.63	0.08	0.8
	MW-10-13	24.9	29.0	4.1	0.29	35.5	<0.01	0.11	0.12	8.5
	MW-12-13	31.8	35.4	3.6	0.23	90.6	0.01	0.21	0.05	3.8
	including	31.8	32.4	0.6	0.68	504.0	0.04	0.42	0.11	12.8
	MW-14-13	34.6	35.6	1.0	0.42	29.6	0.01	0.39	0.05	12.1
	MW-16-13	19.0	19.5	0.5	0.76	18.1	<0.01	0.07	0.02	0.8
	MW-18-13	26.5	27.2	0.7	0.14	25.1	0.02	0.75	0.04	7.3

Vein	Trench	Start (m)	End (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	In (g/t)
Marta Oeste Norte	MWN-01-13	33.0	33.5	0.5	0.05	8.7	<0.01	0.18	0.08	0.3
	MWN-03-13	47.5	48.5	1.0	0.31	20.2	<0.01	0.07	0.01	0.0
	MWN-05-13	47.5	48.0	0.5	0.00	12.7	<0.01	0.32	0.03	0.2
	MNW-26-13	18.5	20.0	1.5	0.17	69.5	<0.01	0.11	0.02	0.0
María	MIA-06-13W	27.8	28.3	0.5	0.01	4.9	0.02	0.34	0.08	0.6
	MIA-08-13	46.4	48.4	2.0	0.01	0.3	<0.01	0.02	0.02	0.0
	MIA-09-13	32.5	33.5	1.0	0.00	19.4	<0.01	0.12	0.02	0.1
	MIA-17-13	21.9	22.6	0.7	0.01	1.3	<0.01	0.00	0.18	0.0
Karina I	KAR1-11-13	38.1	39.1	1.0	0.00	4.0	<0.01	0.01	0.00	0.0
	KAR1-09-13	23.2	23.6	0.4	0.00	11.2	<0.01	0.01	0.02	0.1
	KAR1-07-13	26.0	27.0	1.0	0.04	22.1	<0.01	0.02	0.01	0.0
	KAR1-05-13	27.5	28.3	0.8	0.00	7.1	<0.01	0.00	0.01	0.0
	KAR1-03-13	38.8	39.8	1.0	0.01	3.5	<0.01	0.01	0.01	0.0
	KAR1-01-13	18.2	19.0	0.8	0.01	12.9	<0.01	0.01	0.04	0.0
Tranquilo Sur	TRS-50-13	10.8	11.3	0.5	0.01	107.0	0.13	1.02	0.09	0.0
	TRS-51-13	9.0	22.7	13.7	0.00	44.9	0.07	0.23	0.06	0.0
	TRS-52-13	8.9	29.0	20.1	0.01	48.2	0.06	0.13	0.07	0.0
	including	18.7	26.3	7.6	0.00	93.9	0.09	0.15	0.11	0.0
	TRS-54-13	13.3	21.0	7.7	0.01	58.9	0.07	0.22	0.09	0.0
	including	17.0	18.0	1.0	0.01	126.0	0.11	0.27	0.12	0.0
	TRS-55-13	29.0	39.8	10.8	0.00	42.9	0.07	0.29	0.08	0.0
	including	30.0	31.0	1.0	0.01	154.0	0.21	1.50	0.18	0.0
	TRS-56-13	22.0	30.0	8.0	0.17	30.6	0.05	0.10	0.08	0.1
	including	29.0	30.0	1.0	0.00	115.0	0.11	0.25	0.29	0.0
	TRS-57-13	26.5	35.0	8.5	0.00	55.4	0.08	0.30	0.12	0.0
	TRS-58-13	21.5	33.7	12.2	0.02	43.3	0.07	0.65	0.14	0.0
	TRS-60-13	27.0	37.2	10.2	0.00	55.6	0.11	0.43	0.11	0.0
Tranquilo	TR-131-13	14.0	15.0	1.0	0.00	15.7	<0.01	0.04	0.07	0.0
	TR-133-13	16.0	19.0	3.0	0.09	59.8	0.05	0.16	0.06	0.0
	TR-135-13	33.8	34.8	1.0	0.24	41.0	0.03	0.25	0.03	0.0
	TR-136-13	31.2	32.2	1.0	0.06	24.3	0.28	1.34	0.14	0.0
	TR-137-13	24.0	26.7	2.7	0.02	25.9	0.09	0.10	0.07	0.0
	TR-144-13	31.4	41.4	10.0	0.08	520.9	0.11	0.06	0.06	0.0
	including	34.4	38.4	4.0	0.17	1192.8	0.20	0.11	0.10	0.0
	TR-146-13	21.2	25.9	4.7	0.17	209.2	<0.01	0.05	0.00	0.0

During the year and subsequent to year-end we reduced our camp costs at Pinguino. Subsequent to year-end we placed our camp at Pinguino on care and maintenance.

Metallurgical Testing

On February 21, 2013, we released preliminary metallurgical testing results provided by G&T Metallurgical Services of Kamloops, British Columbia, which tested the metallurgy on our Pingüino project using samples from RC drilling, DDH and trenches. These results were disclosed in a news release dated February 21, 2013, which is available on our website at www.argentexmining.com. Highlights included:

  Preliminary heap leach column test work on oxide samples indicated silver recoveries up to 81% and gold recoveries up to 69% with leaching times of up to 45 days. Silver and gold were still leaching when the tests were terminated, suggesting the potential for recoveries to increase with longer leaching periods.
  Bottle roll test work on oxide samples indicated recoveries up to 95% for silver and up to 94% for gold.
  Flotation of Marta Este and Marta Centro sulphide vein materials resulted in good deportment of the lead and zinc to the respective concentrates at potentially saleable grades.

Clapperton Property, BC, Canada

During the year we undertook follow-up work to test historical work on our Clapperton property, located approximately 25kilometers NE of the town of Merritt. Historical work by Canadian Occidental Petroleum in 1975 and 1976 identified a copper soil anomaly (only Cu and Mo were assayed for) in the central south portion of the Property with coincident quartz, chalcopyrite, epidote, chlorite, malachite veins and veinlets in granodioritic host rock. Rock chip samples confirmed the presence of Cu in narrow veinlets in the central southern part of the property, but these did not show any other precious metals (see table below).

Sample	Mo [ppm]	Cu [ppm]	Pb [ppm]	Zn [ppm]	Ag [ppm]	As [ppm]	Au [ppb]
157951	<0.1	8.9	2.3	20	<0.1	<0.5	1.7
157952	0.4	3155.8	3.3	78	3.5	<0.5	33.6
157953	1.7	3011.4	6.8	53	2.4	1.2	8.3
157954	<0.1	23.5	1.4	12	<0.1	<0.5	<0.5
157955	0.3	205.0	1.6	7	0.3	<0.5	2.0
157956	0.2	87.1	2.2	81	<0.1	0.8	1.2
157957	0.2	5.7	1.0	6	<0.1	<0.5	1.2
157958	0.3	5.3	0.8	3	<0.1	<0.5	2.6

The potential for deep seated porphyry type mineralisation beneath this veining exits and we are evaluating next steps for exploration.

Subsequent to year-end, we submitted a report to the British Colombia government. The report was approved and extended the expiry date of the three mineral tenures to March 1, 2016.

Selected Annual Information

The following financial data summarizes selected financial data for our company prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the three fiscal years ended January 31, 2014, 2013, and 2012. The information presented below for the three fiscal years is derived from our financial statements, which were examined by our independent auditor. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this MD&A.

Selected Financial Data
(Stated in United States Dollars – Calculated in accordance with US GAAP)

	Year Ended January 31, 2014 (audited) ($)	Year Ended January 31, 2013 (audited) ($)	Year Ended January 31, 2012 (audited) ($)
Revenue	Nil	Nil	Nil
Expenses	3,995,593	7,970,065	9,051,301
Net Loss	3,963,490	7,927,950	8,998,382
Comprehensive Loss	3,982,179	7,972,132	8,978,538
Basic and Diluted Loss Per Share	$0.05	$0.11	$0.14

	Year Ended January 31, 2014 (audited)	Year Ended January 31, 2013 (audited)	Year Ended January 31, 2012 (audited)
	($)	($)	($)
Mineral Properties Interest	815,000	815,000	815,000
Total Assets	4,106,481	3,443,763	10,646,310
Working Capital	2,594,278	1,752,179	8,732,872
Long-Term Debt	34,966	Nil	Nil
Dividends	Nil	Nil	Nil

The majority of our expenditures are for the exploration of our mineral properties. In prior years, we generally developed our exploration plans around the amount of cash available to fund them. During the year ended January 31, 2013 we decided to explore the possibility of a strategic partnership as a way of funding the advancement of some or all of our projects. During the year ended January 31, 2014, we raised approximately $4.7 million from Austral Gold Limited and its Argentinean subsidiary, Austral Gold S.A. The Austral group of companies has a producing gold mine in Chile and like ours, focuses on mineral exploration and development in South America, with properties in Argentina and Chile. We have been exploring the possibilities of a business combination with Austral Gold.

In order to add medium to high grade oxide material to our silver-gold mineral resources as oxide material, during August 2013, we commenced a phase IX exploration activities at our Pingüino property, which consisted of a 58-hole, 3,003 metre RC drill program, which was completed in October 2013, and a 6,453 metre trenching program in 122 trenches. The exploration was limited in scope due to our desire to conserve cash given the difficult financial markets for junior exploration companies.

During the year ended January 31, 2013 we raised approximately $100,000 (January 31, 2012- $12.1M) which resulted in slightly lower expenditures in 2013 as compared to 2012.

Summary of Quarterly Results

Quarter ended	Total Revenue ($)	Net loss ($)	Net loss per share (basic and fully diluted) ($)
January 31, 2014	Nil	(944,387)	(0.01)
October 31, 2013	Nil	(1,136,902)	(0.01)
July 31, 2013	Nil	(916,161)	(0.01)
April 30, 2013	Nil	(966,040)	(0.02)
January 31, 2013	Nil	(1,803,385)	(0.03)
October 31, 2012	Nil	(978,159)	(0.01)
July 31, 2012	Nil	(2,377,699)	(0.03)
April 30, 2012	Nil	(2,768,707)	(0.04)

Our Phase VIII exploration program, which was completed on June 1, 2012 included a 10,520 metre drill program, soil sampling, geophysics and 194 trenches including 23 linear km of trenching.

Our Phase IX exploration program, which was completed in October 2013, included a 3,003 metre drill program and a trenching program consisting of 6,453 metres in 122 trenches.

Year Ended January 31, 2014 versus January 31, 2013

Revenue

We have earned only interest on our cash and cash equivalents. We have not earned any revenue from operations since our inception and we do not anticipate earning any revenue from our operations until such time as we have entered into commercial production at one or more of our mineral projects or we sell or joint venture one or more of our mineral properties. We are currently in the exploration stage of our business and we can provide no assurance that we will discover a reserve on our properties or, if we do discover a reserve, that we will be able to enter into commercial production.

Expenses

Mineral Exploration Activities

Our mineral exploration expenses were $1,642,510 during the year ended January 31, 2014, a decrease of 3,505,163, or 68%, from $5,147,673 during the year ended January 31, 2013. In note 5 of our January 31, 2014 financial statements we have provided a detailed breakdown of our mineral exploration expenses. The majority of these expenditures were incurred on our Pinguino project and are summarized in the following schedule.

	Year ended January 31, 2014	Year ended January 31, 2013	Increase (Decrease)
Assaying	$74,840	$178,337	$(103,497)
Camp, salaries and supplies	642,222	1,841,027	(1,198,805)
Drilling	425,463	1,680,359	(1,254,896)
Engineering	22,415	666,707	(644,292)
Geological and geophysical	254,819	281,229	(26,410)
Metallurgical	11,230	264,543	(253,313)
Other	108,164	102,497	5,667
Total expenses at Pinguino	$1,539,153	$5,014,699	$(3,475,546)

The decrease in our mineral exploration expenses during the year ended January 31, 2014 was primarily due to the difference in the scope of our fiscal 2014 exploration program at our Pingüino Property, which consisted of 3,003 metres of drilling in 58 holes. In comparison, our fiscal 2013 exploration program consisted of 10,520 metres of drilling in 113 holes. The 2014 drill program was entirely reverse circulation (“RC”) drilling, while approximately 20% of our fiscal 2013 drill program was diamond drilling (“DDH”). As RC drilling is less expensive and takes less time to drill than DDH drilling, we had lower drilling costs per meter in fiscal 2014 and lower camp costs per metre drilled. In addition, we were also able to negotiate lower drilling costs in fiscal 2014 than fiscal 2013. Our mineral exploration expenses during our year ended January 31, 2013 also included costs for metallurgical testing and the preparation of our 2013 Technical Report.

General and Administrative

As summarized in the schedule below, our general and administrative expenses (total expenses excluding mineral property interests and stock-based compensation) were $2,353,083 during the year ended January 31, 2014, an increase of $235,224 or 11% from $2,117,859 during the year ended January 31, 2013. The increase was primarily due to a foreign exchange loss of $283,632 during the year ended January 31, 2014, most of which was a result of the devaluation of the Argentine peso in January 2014, as compared to a foreign exchange gain of $108,848 during the year ended January 31, 2013, as well as increases in director fees, professional fees and salaries and benefits. The increase was partially offset by a reduction in office and sundry expenses, shareholder and investor relations expenses, and travel expenses. Expenses related primarily to our July 2, 2013 financing and our discussion of a business combination with Austral Gold incurred during the year ended January 31, 2014 totaled $470,319. General and administrative expenses excluding this amount and excluding the foreign exchange loss during the year ended January 31, 2014 totaled $1,599,132, a decrease of $627,575, or 28.2%, from $2,226,707 during the year ended January 31, 2013, after adjusting for a foreign exchange gain of $108,848.

	Year ended January 31, 2014	Year ended January 31, 2013	Increase (Decrease)
Consulting	$651,776	$640,879	$(10,897)
Depreciation	61,414	65,760	(4,346)
Director fees	93,727	24,797	68,930
Foreign exchange loss (gain)	283,632	(108,848)	392,480
Office and sundry	103,011	141,473	(38,462)
Professional	459,604	420,027	39,577
Rent	45,168	43,925	1,243
Salaries and benefits	372,806	340,229	32,577
Shareholder and investor relations	90,002	248,868	(158,866)
Tax on assets and Argentine bank transactions	56,109	74,469	(18,360)
Transfer agent and filing	79,046	53,351	25,695
Travel	56,788	172,929	(116,141)
Adjusted General and Administrative	$2,353,083	$2,117,859	$235,224

Liquidity

We currently have no operating revenues other than interest income and rely primarily on equity financing to fund our exploration and administrative expenses.

At January 31, 2014 we had $2,615,966 in cash and cash equivalents and a loan receivable of $260,000. Our working capital increased by $842,099 to $2,594,278 at January 31, 2014 from $1,752,179 at January 31, 2013, mainly as a result of Austral’s strategic investment in our company (see “Overview”, above) net of our operating activities as described above. Subsequent to January 31, 2014, our Argentine borrower repaid approximately 2.05 million pesos (equivalent to $260,000), the balance owed under our loan agreement.

We monitor our liquidity to ensure we can meet our business requirements by preparing annual budgets and regular cash flow forecasts, and where necessary, pursuing financing, and managing the timing of our expenditures accordingly.

Despite our $4.7 million financing with Austral Gold, due to difficult financial markets for junior exploration companies in the capital markets and inflation and political uncertainty in the resource sector in Argentina, we have scaled back our exploration plans and begun to reduce our general and administrative expenses for the current year ended January 31, 2015 in an effort to conserve our available capital while we focus our efforts on diversifying our operations and developing our business combination strategy with Austral Gold.

We believe that our cash on hand will be sufficient to fund our projected operating requirements for the next 12 months and we do not believe that we will need to raise additional capital to fund our planned operations during this period. However, we believe we will need to raise additional capital to continue operations after this period.

Cash Flows

Cash Used In Operating Activities

Net cash used in operating activities was $3,978,977 during the year ended January 31, 2014 as compared to $7,128,241 during the year ended January 31, 2013. The decrease is primarily due to a decrease in mineral property exploration activities during the year ended January 31, 2014 as compared to January 31, 2013, as explained above.

 Cash Used in Investing Activities

Net cash used in investing activities was $238,926 during the year ended January 31, 2014 as compared to $38,899 during the year ended January 31, 2013. As discussed under “Overview”, above, on July 2, 2013, we made a loan in the amount of $12,408,500 pesos (equivalent to $2.3 million). The purpose of the loan was to mitigate currency risk, as repayments under the loan were linked to the value of the US dollar. During the year ended January 31, 2014, we received the loan installment repayments in Argentine pesos, equivalent to $2,040,000, including taxes of $27,770. In addition, $6,197 was used to purchase equipment during the year ended January 31, 2014 as compared to $38,899 during the year ended January 31, 2013.

Cash from Financing Activities

Net cash provided by financing activities during the year ended January 31, 2014 was $4,733,147, as compared to $81,600 during the year ended January 31, 2013. As described in further detail under “Overview”, above, on July 2, 2013, we completed a private placement with Austral Gold Limited and its Argentinean subsidiary, Austral Gold S.A., in which we sold 8,632,000 Units to Austral Gold Limited and 242,824 Units and one convertible debenture in the principal amount of $2,300,000 to Austral Gold S.A. for aggregate gross proceeds of $4,733,147 (CDN$4,975,484). During the year ended January 31, 2013, we received $81,600 from the exercise of 240,000 stock options.

Capital Resources

We have no operations that generate cash flow and we are generally dependent on the sale of our securities to raise capital. As discussed in the paragraph above and more fully described under “Overview, above, we completed a financing on July 2, 2013 for gross proceeds of $4,733,147 (CDN $4,975,485).

We also have outstanding warrants and stock options, however as the strike price of all of our warrants and our stock options is significantly higher than our current stock price, we do not anticipate capital from the exercise of our currently outstanding warrants and options.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral properties, acquire additional exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management.

Commitments

We have the following long-term contractual obligations and commitments:

Operating leases

On December 8, 2010, we entered into a five year lease agreement, commencing January 1, 2011 at approximately US$6,954 (C$6,954) per month for the first three years of the lease, and approximately US$6,544 (C$7,289) per month for the last two years of the term. The lease also includes four months of free base rent.

On July 25, 2011 we entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements and no non-consolidated, special-purpose entities.

Transactions between Related Parties

During the year ended January 31, 2014, we paid or accrued salary and benefits of $245,497 to Michael Brown, our President and CEO. Salary and benefits paid to Michael Brown last year were lower ($161,199 including a relocation allowance of $34,048) as he was paid for only six months as he commenced employment August 1, 2012. As at January 31, 2014 we owed our President and CEO $4,881 for unused vacation.

During the year ended January 31, 2014, we paid or accrued consulting fees of $173,958 to a company controlled by Jeff Finkelstein, our CFO and Corporate Secretary. The consulting fees were paid under the terms of a consulting agreement entered into between us and a company controlled by Jeff Finkelstein on January 1, 2012. As at January 31, 2014 we owed this company $7,028 for unused vacation.

During the year ended January 31, 2014, we paid or accrued consulting fees of $243,327 to a company controlled by our former Executive Vice President of Corporate Development, Peter Ball. The consulting fees were paid under the terms of a consulting agreement entered into between us and a company controlled by Peter Ball on March 1, 2012. This year’s consulting fees were higher than last year’s total of $192,795 as the consulting agreement expired on February 28, 2014, was not renewed and a liability of $67,335 was recorded for a February 2014 voluntary payment to a company controlled by Peter Ball. As at January 31, 2014 we owed this company $71,901.

During the year ended January 31, 2014, we paid director fees to our independent directors totalling $93,727. In accordance with our director compensation policy, each of our independent directors receives an annual retainer CDN$5,000. In addition, on January 14, 2013 our Board of Directors constituted a Special Committee of independent Directors charged with the responsibility to evaluate a proposal from Austral Gold. During the current year, special committee fees of CDN$15,000 was paid to each special committee member (Stephen Hanson, Rick Thibault and Rob Henderson) with the exception of the chair of our special committee (Patrick Downey) who was paid CDN$20,000.

In addition, we paid consulting fees to a company controlled by our former independent director (Jenna Hardy) $5,262.

Further details of our related party transactions are disclosed in in notes 8 and 10 to our January 31, 2014 financial statements.

Fourth Quarter

During our fourth quarter of fiscal 2014, we incurred a net loss of $944,387 or $0.01 per share, which is a decrease of $858,998 from our fourth quarter of fiscal 2013 in which we incurred a net loss of $1,803,385 or $0.03 per share. The decrease in the loss was primarily due to a decrease in consulting fees, director fees (due to the fair value of stock options issued to our directors in the fourth quarter of fiscal 2013), expenditures on our mineral properties, professional fees, salaries and benefits, shareholder and investor relation activities and travel expenses. Partially offsetting the decreases in these expenses was a foreign exchange loss of approximately $210,000 during our fourth quarter of fiscal 2014 as compared to a gain of $14,667 in our fourth quarter of fiscal 2013. The exchange loss was primarily attributable to the decrease in the value of the Argentine peso by approximately 25% during the quarter.

During our fourth quarter of fiscal 2014, our cash and cash equivalents decreased by $533,694 to $2,615,966. The decrease was mainly due to the use of $937,745 in operating activities, offset by loan installment repayments in Argentine pesos, equivalent to $400,464, including taxes of $11,767.

Due to our cost reduction efforts, including placing our Pinguino camp on care and maintenance and the reduction of our administrative expenses mainly through the reduction of the number of employees and consultants we use, we forecast that we will have approximately $1,100,000 at the end of our next fiscal year.

Financial Instruments and Risk Management

Fair Value of Financial Instruments

We account for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of our financial instruments were as follows:

		January 31, 2014		January 31, 2013
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$2,615,966	$2,615,966	$2,117,142	$2,117,142
Receivables	Level 2	$4,238	$4,238	$33,357	$33,357
Loan receivable	Level 2	$260,000	$260,000	$-	$-
Accounts payable	Level 2	$247,303	$247,303	$441,638	$441,638
Convertible debenture	Level 2	$260,000	$260,000	$-	$-
Due to related parties	Level 2	$83,810	$83,810	$13,639	$13,639
Long term debt	Level 2	$34,966	$34,966	$-	$-

Our cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses. The cash equivalent instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The fair value of our accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

The long term debt is payable in Argentine pesos and approximates the carrying amount as at January 31, 2014. The amount payable will change based on the change in the value of the Argentine Pesos as compared to the US dollar.

Risk Management

Our activities expose us to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. Immediately after we completed our financing on July 2, 2013, we initially mitigated the currency risk inherent in having received some of the funds in the form of Argentina Pesos by lending those funds to a third party in a loan which provided that the amount of each repayment would be linked to the US dollar, thus mitigating some of the risk of devaluation of the peso. In addition, Austral Gold Limited guaranteed repayment of this loan. As we received pesos in repayment of this loan, we invested those pesos excess to our current needs in short-term deposits with an international bank. We have since opened an account with a registered broker in Argentina and invested in a fund designed to preserve capital and mitigate foreign exchange risk. However, we are still exposed to foreign exchange risk in Argentina. We do not participate in the use of other financial instruments to mitigate other risks and have no other designated hedging transactions. Our board of directors approves and monitors the risk management processes. Our Board’s main objectives in managing these risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of our mineral properties, and to limit risk exposure. A description of the types of risk exposure and the way in which such exposures are managed follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to its cash and short-term investments and our loan receivable. We maintain our Canadian and US cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. Our bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in our credit union accounts are guaranteed by the provincial government of British Columbia. Our Canadian dollar bank account balance, at times, may exceed federally insured limits. We maintain our Argentinean pesos in an Argentinean bank deposit account and short term deposits with an international bank or invested with an international registered broker dealer. Our loan receivable was with an Argentine Mutual (it has now been repaid in full). We had no credit risk on our loan as it was entirely repaid subsequent to year-end. We believe our risk to be low with our funds invested in an international broker dealer. As part of our cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. We have not lost any cash and do not believe our cash is exposed to any significant credit risk.

As of May 21, 2014, we had approximately $1.2 million in U.S. cash, $0.2 million in Canadian cash and approximately $6.9 million in $AR (Argentine Pesos) of which $6.6 M AR was invested with an international broker dealer.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk through the management of our capital structure, more specifically, the issuance of new common shares or other securities, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account our holdings of cash and potential equity financing opportunities. We believe that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

We are subject to foreign exchange risk for purchases denominated in foreign currencies. We operate our business in Argentina and Canada and we are exposed to foreign currency risk due to the fluctuation between the currencies in which we operate and the United States Dollar, which is our functional currency. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. We monitor our foreign currency balances and make adjustments based on anticipated need for foreign currencies.

At January 31, 2014, we were exposed to exchange risk through the following assets and liabilities denominated in currencies:

	Argentinian	CDN
	Peso	Dollar
Cash and cash equivalents	6,136,329	$658,668
Accounts payable	(249,992)	(89,541)
Long term debt	(280,429)	-
Net Exposure	(5,605,908)	$569,127

We do not consider the loan receivable as having foreign exchange risk because Argentinian Peso repayments are linked to the US dollar and the loan receivable was repaid subsequent to year-end.

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $120,995 in the net loss for the year ended January 31, 2014. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on our best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, we made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss to us.

As a result of the July 2, 2013 $4.7 million financing, of which 50% was in Argentina pesos, exposure to the Argentinian peso has been significant and management has used various risk mitigation strategies in an attempt to limit our exposure. However, our risk mitigation strategies were only partially successful as we incurred a foreign exchange loss of approximately $210,000 during our fourth quarter when the Argentina peso devalued by approximately 25%.

In addition, last year, the Argentine government launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar. This could impact the delivery of funds to our operations in Argentina and impact the conversion rate of transferred funds.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As our cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, we consider the interest rate risk to be limited.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. Our operations are all related to the minerals and mining industry. A reduction in mineral prices or other disturbances in the minerals market could have an adverse effect on our operations.

Commodity Price Risk

Our profitability is dependent among many factors and two key factors are the metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold and silver countries throughout the world. A reduction in mineral prices or other disturbances in the minerals market could have an adverse impact upon our operations.

Disclosure of Outstanding Share Data

As of May 21, 2014, we had 88,941,317 common shares issued and outstanding, 19,436,706 common share purchase warrants and 4,225,000 stock options as described in further detail in note 10 to our financial statements. At the effective date of this MD&A, if all of our stock options and share purchase warrants were exercised, a total of 112,603,023 common shares would be issued and outstanding.

Risk Factors

An investment in our common stock involves a number of significant risks. You should carefully consider the following material risks and uncertainties known to us at the effective date of this MD&A in addition to other information in this annual MD&A in evaluating our company and our business before making any investment decision about our company. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You should invest in our common stock only if you can afford to lose your investment.

Risks Associated with Our Company

We have a limited operating history on which to base an evaluation of our business and prospects and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Although we have been in the business of exploring mineral resource properties since 2002, we have not yet located any mineral reserve and we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do, that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We therefore expect to continue to incur significant losses into the foreseeable future. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to continue operations, our business will fail and you could lose your entire investment.

We conduct mineral exploration in foreign countries which have special risks which could have a negative effect on our operations and valuation.

Our exploration operations are conducted primarily in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with our ability to raise additional capital which will be required to explore and/or develop any of our mineral properties. For example, official government projections of inflation in Argentina for calendar 2014 are around 16%. However unofficial projections place this figure at closer to 35%. Inflation of this magnitude would impact the cost of carrying out our business plans in Argentina. Developing economies have additional risks, including: foreign exchange controls, changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate.

On October 26, 2011 the Federal Government of Argentina announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentinean oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. Although we do not currently derive any revenue from the export of any commodities, this requirement to repatriate earnings from future exports could have an adverse effect on our ability to exploit any minerals on any of our properties.

In July 2013 the Provincial government in the Province of Santa Cruz approved a new 1% tax on value of declared reserves in the ground for mining and exploration companies. Some of these companies filed legal actions alleging that this new tax is invalid, while others have paid the tax under protest. Whether this tax will survive the legal and political challenges remains to be seen, and our Pingüino property, which is located in the Province of Santa Cruz, does not currently have any reported reserves. However, if we were to discover a reserve at Pingüino and if this tax is not repealed, this could have an adverse impact on our ability to develop the property.

Continuing Inflation in Argentina may have an adverse effect on our Capital and on the Argentine Economy.

The devaluation of the Argentine Peso since January 2002 has created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In the fiscal years 2009, 2010, 2011, 2012 and 2013, inflation according to the INDEC was 8.5%, 11.0%, 9.7%, 9.9% and 10.5% respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

Continued high inflation will adversely affect economic activity, employment, consumption and interest rates in Argentina while devaluing the Peso. In addition, the devaluation of the Peso will decrease the level of economic activity in the country. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

The figures for our estimated resource are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, resource figures presented in our filings with securities regulatory authorities including the SEC, press releases and other public statements that may be made from time to time are based upon estimates made by independent geologists. When making determinations about whether to advance any of our projects to development, we must rely upon such estimated calculations as to the mineralised material and grades of mineralisation on our properties. Until ore is actually mined and processed, mineralised material and grades of mineralisation must be considered as estimates only.

These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. We cannot assure you that mineralisation estimates will be accurate or that mineralisation can be mined or processed profitably.

Any material changes in mineral estimates and grades of mineralisation will affect the economic viability of placing a property into production and such property's return on capital. There can be no assurance that minerals recovered in small scale tests will be recovered in large-scale tests under on-site conditions or in production scale. The estimates contained in our public filings have been determined and valued based on assumed future prices, cut-off grades and operating parameters that may prove to be inaccurate. Extended declines in market prices for gold and/or silver may render portions of our mineralisation estimates uneconomic and result in reduced reported mineralisation or adversely affect the commercial viability of one or more of our properties. Any material reductions in estimates of mineralisation, or of our ability to extract this mineralisation, could have a material adverse effect on our results of operations or financial condition.

Title to mineral properties can be uncertain, and we are at risk of loss of ownership of one or more of our properties.

Our ability to explore and operate our properties depends on the validity of our title to that property.

Under Argentinean Law, concessions are granted by provincial governments for unlimited periods of time, subject to a mining fee and the filing of a minimum investment plan and compliance with a one-off minimum investment in the concession equal to 300 times the relevant mining fee over a five year period. Failure to comply with these conditions may result in the termination of the concession. Uncertainties inherent in mineral properties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. We have not obtained title opinions covering our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair future development and/or operations.

We remain at risk in that the mining claims may be forfeited either due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.

Risks Relating to Our Common Stock

Our stock price has historically been volatile, and as a result you could lose all or part of your investment.

The market price of our common stock has fluctuated significantly and may decline in the future. The annual high and low sale prices of our common stock for the last five fiscal years ended January 31, 2014 are as follows:

	OTCQB/OTCBB (US Dollars)		TSX Venture Exchange (Canadian Dollars)
	High	Low	High	Low
January 31, 2014	$0.29	$0.08	$0.31	$0.07
January 31, 2013	$0.59	$0.19	$0.59	$0.19
January 31, 2012	$1.73	$0.28	$1.69	$0.26
January 31, 2011	$1.07	$0.43	$1.05	$0.45
January 31, 2010	$1.01	$0.19	$1.12	$0.25

The fluctuation of the market price of our common stock has been affected by many factors that are beyond our control, including changes in the worldwide price for gold and silver, political risks in Argentina, results from our exploration or development efforts and the other risk factors discussed herein.

Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations and the FINRA’s sales practice requirements, which may limit a US stockholder’s ability to buy and sell our stock.

Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the U.S. Financial Industry Regulatory Authority has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the Financial Industry Regulatory Authority believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers in the United States. The Financial Industry Regulatory Authority requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Risks Associated With Mining

All of our properties are in the exploration stage. There is no assurance that we can establish the existence of any mineral reserve on any of our properties. Unless and until we can do so, we cannot earn any revenues from operations and if we do not do so we may lose all of the funds that we have spent on exploration. If we do not discover any mineral reserve, our business may fail.

Despite exploration work on our mineral properties, we have not established that any of them contain any mineral reserve, nor can there be any assurance that we will be able to do so. If we do not, our business may fail.

The commercial viability of an established mineral deposit will depend on a number of factors including, by way of example, the size, grade and other attributes of the mineral deposit, the proximity of the resource to infrastructure such as a smelter, roads and a point for shipping, government regulation and market prices. Most of these factors will be beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

Mineral operations are subject to applicable law and government regulation. Even if we discover a mineral resource in a commercially exploitable quantity, these laws and regulations could restrict or prohibit the exploitation of that mineral resource. If we cannot exploit any mineral resource that we discover on our properties, our business may fail.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at an economically viable cost. If we cannot accomplish these objectives, our business could fail. Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities, we can give no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

If we establish the existence of a mineral reserve on any of our properties, we will require additional capital in order to develop the property into a producing mine. If we cannot raise this additional capital, we will not be able to exploit the reserve and our business could fail.

If we discover a mineral reserve on any of our properties, we will be required to expend substantial sums of money to establish the extent of the reserve, develop processes to extract it and develop extraction and processing facilities and infrastructure. Although we may derive substantial benefits from the discovery of a reserve, there can be no assurance that any reserve established will be large enough to justify commercial operations, nor can there be any assurance that we will be able to raise the funds required for development on a timely basis. If we cannot raise the necessary capital or complete the necessary facilities and infrastructure, our business may fail.

Mineral exploration and development is subject to extraordinary operating risks. We do not currently insure against these risks. In the event of a cave-in or similar occurrence, our liability may exceed our resources, which would have an adverse impact on our company.

Mineral exploration, development and production involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Our exploration and development activities will be subject to all of the hazards and risks inherent in these activities. If we discover a mineral reserve, our operations could be subject to all of the hazards and risks inherent in the development and production of a mineral reserve, including liability for pollution, cave-ins or similar hazards against which we cannot insure or against which we may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. While we currently carry insurance for our exploration and development activities we cannot guarantee that an event will not occur that is either not insurable or has not been adequately covered by existing insurance policies. Similarly for operations we do not currently maintain any insurance coverage against these operating hazards nor can we guarantee that if we commence operations that all hazards can be or will be adequately covered by insurance other than on a best efforts basis. The payment of any liabilities that may arise from any such occurrence would likely have a material adverse impact on our company.

Fluctuating precious metals and gold and silver prices could negatively impact our business.

The potential for profitability of our mining properties is directly related to the market price of gold and silver. The price of gold and silver may also have a significant influence on the market price of our common stock. The market price of gold and silver historically has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold and silver sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, global or regional political, economic or banking crises, and a number of other factors. The market price of silver is also affected by industrial demand. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues, if any, from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine.

The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. In the event gold and silver prices decline and remain low for prolonged periods of time, we might be unable to develop our properties, which may adversely affect our results of operations, financial performance and cash flows.

The mining industry is highly competitive and there is no assurance that we will continue to be successful in acquiring mineral claims. If we cannot continue to acquire properties to explore for mineral resources, we may be required to reduce or cease operations.

We may compete with other exploration companies looking for mineral resource properties. Some of these other companies possess greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that we will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations. While we may compete with other exploration companies in the effort to locate and acquire mineral resource properties, we do not believe that we will compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

Risks Relating to our 2011 Merger and Continuation

We may still be treated as a U.S. corporation and taxed on our worldwide income after the merger and continuation.

The merger and continuation of our company from the State of Delaware to the Province of British Columbia, Canada is considered a migration of our company from the State of Delaware to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

If Section 7874(b) of the Code applied to the migration of our company from the State of Delaware to the Province of British Columbia, Canada, our company would continue to be subject to United States federal income taxation on its worldwide income. Section 7874(b) of the Code could apply to our migration unless we had substantial business activities in Canada when compared to our total business activities.

We may be classified as a Passive Foreign Investment Company as a result of the merger and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of our assets after the merger and continuation are in cash or cash equivalents and shares of our wholly-owned subsidiary, SCRN Properties Ltd., we may in the future be classified as a PFIC. If we are classified as a PFIC, then the holders of shares of our company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of our company or on distribution from our company.